East Stone Acquisition Corporation

A1202 Investment Plaza

No. 27 Finance Street, Xicheng District

Beijing, China 100033

October 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Anuja A. Majmudar

Re:	East Stone Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted September 13, 2019

CIK No. 0001760683

Dear Ms. Majmudar:

East Stone Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 8, 2019, regarding the Company’s Draft Registration Statement on Form S-1 previously submitted for the Staff’s confidential review on September 13, 2019 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Confidential Draft Submission No. 1 on Form S-1 filed September 13, 2019

Prospectus Cover Page, page i

1.	We note your disclosure elsewhere that you expect the ordinary shares and warrants to begin separate trading on the 90th day following the date of your prospectus unless Chardan determines that an earlier date is acceptable. Please revise your cover page to disclose when you expect separate trading to occur and the factors Chardan will consider in determining whether to allow separate trading.

In response to the Staff's comment, we have revised our disclosure on the cover page of the Amended Registration Statement to disclose when we expect separate trading to occur. Chardan has advised that, generally, it will not allow earlier separate trading of the units until it is confident, based on market conditions, that the units will not fall below the initial public offering price. Accordingly, we have revised our disclosure on page 8 of the Amended Registration Statement. We do not believe that it is material to investors to include such information on the cover page of the Amended Registration Statement and therefore has not included such disclosure there.

Summary

Market Opportunity, page 3

2.	We note your disclosure that you intend to focus on businesses within the fintech business space, including the “insurtech” area. Please revise to provide a more specific discussion of “insurtech,” including a clear description of the services that may be provided within that area.

In response to the Staff’s comment, we have revised our disclosure on pages 3, 4 and 70 of the Amended Registration Statement.

3.	Please disclose the name and date of each third-party publication and report from which you have derived the market and industry data that is used throughout the prospectus at first use. In this regard, we note you reference certain market and industry data from reports prepared by Accenture and KPMG.

In response to the Staff’s comment, we have added disclosure of the name and date of each third-party publication and report on pages 3, 4, 45, 69 and 70 of the Amended Registration Statement.

Investment Criteria, page 4

4.	You disclose that you intend to acquire companies or assets with an enterprise value between $200 million and $1 billion. Please expand your disclosure to clarify that if you consummate a business combination in accordance with your intended criteria, additional consideration may be required to supplement the estimated net proceeds from this offering of $50,000,000 and discuss alternative financing methods you will consider in order to complete such transaction. In addition, please reconcile this disclosure with your disclosure at page 39 that you believe the net proceeds of this offering will be sufficient to allow you to consummate a business combination.

In response to the Staff’s comment, we have revised our disclosure on pages 5 and 66 of the Amended Registration Statement.

Risk Factors, page 19

5.	The description of your officers' and directors' experience on pages 88 and 89 indicates that your officers and directors are located outside of the United States. Please advise whether your executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

We respectfully advise the Staff that Sherman Xiaoma Lu, our Chief Executive Officer and Director Nominee, and Sanjay Prasad, our Director Nominee, reside in the United States. As of the closing of our offering, all other executive officers and directors will reside outside of the United States. In response to the Staff’s comment, we have revised the risk factor on page 31 of the Amendment Registration Statement to clarify that the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws will apply after this offering and likely also after the initial business combination.

Use of Proceeds, page 56

6.	We note you disclose that you intend to repay $126,000 in loans and advances from your initial shareholder from the proceeds of this offering and that you will repay $25,050 to an affiliate of your initial shareholder upon consummation of this offering. We also note that footnote (2) to your capitalization table on page 44 indicates that you intend to repay $135,000 to a related party and third party concurrently with this offering. Please reconcile these disclosures and revise your tabular disclosure here and the disclosure on page 64 to quantify the amount of net proceeds that will be used to repay loans and advances from these related parties.

We respectfully advise the Staff that footnote (2) to the capitalization table on page 62 of the Registration Statement reflected amounts payable as of June 30, 2019. The aggregate amount payable of $135,050 in the capitalization table at June 30, 2019 consisted of (1) $100,000 in shareholder loans, (2) $25,050 in affiliate advance, and (3) $10,000 accrual expenses for professional accounting services.

Subsequent to June 30, 2019, on August 21 and August 23, 2019 we borrowed from our initial shareholders $19,500 and $6,500, respectively. We have included interim financial data for the period ended September 30, 2019 in the Amended Registration Statement and updated the capitalization table on page 63 for such amounts.

As of the date hereof, we had borrowed an aggregate of $151,050 from our affiliates, comprised of (1) $126,000 in shareholder loans, (2) $25,050 in affiliate advance, and (3) $10,000 accrual expenses for professional accounting services.

General

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully advise the Staff that, as of the date hereof, no written communications have been provided to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). We will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that investors will not retain copies of such materials.

8.	Please ensure that the registration statement is signed by an authorized representative in the United States. See Instruction 1 to Signatures in Form S-1. In addition, please ensure there is an agent for service of process designated in the United States.

We respectfully advise the Staff that Sherman Xiaoma Lu, our Chief Executive Officer and Director Nominee, has been appointed as the authorized representative in the United States and the agent for service of process designated in the United States. We have revised our disclosure on the cover page and signature page of the Amended Registration Statement to reflect such appointment.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jessica Yuan at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Sherman Xiaoma Lu
Sherman Xiaoma Lu, Chief Executive Officer East Stone Acquisition Corporation

cc:	Ellenoff Grossman & Schole LLP

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